

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2021

Michael Favet
President and Chief Executive Officer
NeuroPace, Inc.
455 N. Bernardo Avenue
Mountain View, CA 94043

> **Re: NeuroPace, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 29, 2021**
> **CIK No. 0001528287**

Dear Mr. Favet:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1, Submitted January 29, 2021

Risk Factors, page 15

1. Please revise this section to relocate any generic risk factors you present to the end of the section, under the caption "General Risk Factors." See Item 105(a) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Significant Judgments and Use of Estimates
Common Stock Valuation and Stock-Based Compensation, page 96

2. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading

up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Business, page 100

3.   We note your statements that you intend to broaden the application of your product for use in generalized epilepsy, as well as potential applications in other brain disorders including depression, impulse control disorders, memory disorders, and post-traumatic stress disorder. Please state whether your product will require modification to treat these other indications and whether you will need FDA approval for any other these potential applications.

Significant and improving seizure reduction in all areas of the brain, page 113

4.   We note your disclosure that the results observed from a retrospective study across eight epilepsy centers were statistically significant. Please expand your disclosure to provide the p-values.

Clinical Data, page 115

5.   Please clearly disclose the number and type of all serious adverse events for each clinical trial discussed, whether or not treatment-related.

Intellectual Property
Patents, page 123

6.   Please revise this section to more specifically describe your patent portfolio. For example, if they are material to your business, please disclose the nature of the 104 patents not related to your RNS system, the specific products, product groups and technologies to which such patents relate, whether they are owned or licensed, the type of patent protection you have, the expiration dates, the applicable jurisdictions and whether there are any contested proceedings or third-party claims. Provide similar clarification for your RNS system-related patents.

7.   Revise to disclose all material terms of the Medtronic cross-license and file the license as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Manufacturing and Supply, page 125

8.   We note here and in the risk factor on page 61 brief mention of your risks related to single source suppliers. Identify the suppliers and the material and provide us your analysis regarding whether you are substantially dependent upon these suppliers such that the contracts are required to be filed as an exhibit pursuant to Item 601(b)(10)(ii) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 163

9. You have identified agreements with RBrooks Group, Inc. Davenport Executive Search that were paid in advance by KCK Ltd. We note the relationship between KCK and two of your directors as disclosed in the footnote to the table on this same page. Revise the disclosure of these reimbursements to clarify the relationship and/or control your board members have over KCK Ltd. in order to clarify "the name of the related person and the basis on which they are related" and the related persons' interests in the transactions, as required by Item 404(a). Clarify if any related parties have any interests in RBrooks or Davenport.

Principal Stockholders, page 166

10. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Covidien and Leerink. Refer to Item 403 of Regulation S-K.

Notes to Financial Statements
Note 13. Subsequent Events, page F-30

11. We note that your board of directors re-priced all of your stock options for employees, officers and consultants to a market price of $0.01 per share and that you are currently evaluating the impact of the repricing. Please explain to us how you are accounting for the re-pricing of these options under ASC 718-20-35.

General

12. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    You may contact Tara Harkins at (202) 551-3639 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Chris Edwards at (202) 551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark Weeks, Esq.